Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports 8.0% Comparable Store Sales Increase for May

HOUSTON, TX, May 31, 2012 - Stage Stores, Inc. (NYSE: SSI) today reported that total sales for the four week May period ended May 26, 2012 increased 11.0% to $130 million from $117 million in the prior year four week period ended May 28, 2011. Comparable store sales for the month increased 8.0%.

The Company achieved comparable store sales increases in all of its families of business during May. Categories with the largest same store sales gains were cosmetics, footwear, home & gifts, petites and young men's. Geographically, all regions had comparable store sales gains during the month, with the South Central and Southwest regions outperforming.

SALES SUMMARY

	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
Fiscal Period	2012	2011	2012	2011
1st Quarter	2.5	0.2	366	347
May	8.0	0.0	130	117
Year-To-Date (4 Mos)	3.9	0.1	496	464

Michael Glazer, President and Chief Executive Officer, commented, "We are extremely pleased with our strong 8.0% comparable store sales increase for May, which is the highest increase for May in the past ten years. Our Mother's Day promotions, including the event which shifted from April last year to May this year, provided a very strong start to the month, and that positive momentum was sustained throughout the remainder of the period. Our May performance gets us off to a great start for the second quarter."

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Store Activity

The Company also reported that it opened new Steele's stores in Kingsville and Penitas, TX during May.

About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 829 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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